

October 26, 2017

Via U.S. Mail
Uri Tadelis
Chief Executive Officer
World Health Energy Holdings, INC.
3000 Island Blvd. #402
Aventura, FL 33160

    Re: **World Health Energy Holdings, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed June 29, 2017
               File No. 0-30256

Dear Mr. Tadelis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016, Front Cover

1. The commission file number reflected on the front cover of Form 10-K is incorrect. The correct commission file number for the Company's Exchange Act filings is 0-30256. Please ensure all future Exchange Act filings filed on Edgar reflect the correct commission file number accordingly.

Business of World Health Energy, Page 2

2. Please disclose the general development of business for the past three years and provide the year of formation. See Item 101(h) of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting, page 7

3. Please provide a statement from management as to whether or not internal control over financial reporting is effective pursuant to Item 308(a)(3) of Regulation S-K.

4. Please clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control — Integrated Framework you utilized when you performed your assessment of internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction